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                                                                      EXHIBIT 21

                         SUBSIDIARIES OF THE REGISTRANT

     NIKE, Inc. has 36 wholly-owned subsidiaries, 6 of which operate in the United States, and 30 of which operate in foreign countries. All of the subsidiaries, except for NIKE IHM, Inc., Triax Insurance, Inc., and NIKE Suzhou Sports Co. Ltd. carry on the same line of business, namely the design, marketing, distribution and sale of athletic and leisure footwear, apparel, accessories, and equipment. NIKE IHM, Inc., a Missouri corporation, manufactures plastics and Air-Sole shoe cushioning components. Triax Insurance, Inc., a Hawaii corporation, is a captive insurance company that insures the Company for certain risks. NIKE Suzhou Sports Co. Ltd., a Chinese corporation, manufactures footwear in the People's Republic of China.

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